FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE First Half 2009

ENERSIS
ANNOUNCES CONSOLIDATED RESULTS
FOR FIRST SEMESTER ENDED JUNE 30th, 2009

These Financial Statements have been prepared under IFRS.
There are important changes in the accounting principles used for these financial statements, which have been authorized by the Superintendence of Securities and Insurance
as part of the migration from Chilean Generally Accepted Accounting Principles to IFRS.

Figures as of June 2008 have been reconciled under IFRS for comparable purposes.

HIGHLIGHTS FOR THE PERIOD

SUMMARY

For the six months ended on June 30, 2009, Enersis’ Net Income was Ch$360.906 million, an increase of 46.0% with respect to the same period in 2008.

This better outcome is mainly explained by the increase in energy sales and lower purchases of fuel and other operating expenses, which implied a 15.2% higher Gross Income (before SG&A expenses).

This higher operating profitability has been achieved in the context of a medium term strategy consistently applied to shorter term specific policies. Enersis has been quickly adapting itself to an unstable, challenging and still recessive environment.

As a consequence of the strategy applied and the policies implemented, the analysis is as follows:

1.- Improve profitability:

Management has required all subsidiaries to optimize the use of funds through the correct implementation of commercial and operating policies, with the goal of confronting adequately the difficult market conditions. The results are as follows:

• Operating Revenues increased 3.5% higher, an increase of Ch$107,869 million, amounting to Ch$3,176,647 million for the six months ended June 30, 2009.

• EBITDA increased by 16.9% or Ch$175,575 million, amounting to Ch$1,213,571 million.

• As mentioned above, Operating Income rose 20.4%, or Ch$167,980 million up to Ch$ 992,575 million, basically explained by the performance of the Generation Business Segment.

2.- Maintain a solid financial position:

Enersis continues to tightly supervise and control its subsidiaries in the five countries in which it operates. In this current economic scenario, the goal is to count with enough liquidity, and with the ability to confront challenges and opportunities in the region. In this context, it is noteworthy to highlight the following indicators:

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PRESS RELEASE First Half 2009

• Interest Coverage increased 17.3%, to 5.5 times.

• Liquidity improved significantly: cash and cash equivalent increased 17.2%, reaching Ch$1,224,695 million as of June 2009.

3.- Provide the best service quality in Latin-America:

• An example of our constant concern to provide the best service in the different concession areas was the award received by Coelce, in Fortaleza, Brazil. On July 7th, 2009, Coelce was distinguished as the “Best Distribution Company in Brazil” by “Associação Brasileira de Distribuidoras de Energia Elétrica”.

4.- Add value to our shareholders:

• Enersis share price, for the last twelve months, increased 21.3% from Ch$162.71 to Ch$197.42 which implies a better return than the IPSA (Local Stock Exchange Index), which increased 3.0% during the same period, and other major Stock Exchange Indexes in Latam and in the world.

• Annualized ROE increased 31.0%, from 17.0% as of June 2008 to 22.3% as of June 2009.

GENERATION AND TRANSMISSION BUSINESSES

• Operating Income increased 42.1% mainly explained by the performance of the operations in Chile, and to a lower degree, in Colombia and Peru, due to the better production mix as a consequence of the favorable hydrological conditions.

• Physical sales increased by 6.5%, amounting 33,367 GWh.

DISTRIBUTION BUSINESS

• Operating Revenues grew 5.5%, equivalent to Ch$104,513 million.

• Operating Income decreased by Ch$16,719 million, or 4.3%, to Ch$369,650 million, and is explained primarily by reductions in our subsidiaries in Brazil, Colombia and Chile, partly offset by increases in Peru and Argentina.

• Consolidated physical sales were in line with the previous period, amounting to 31,148 GWh.

• There were 415,000 new clients over the last twelve months. This is equivalent to add a new mid size Distribution Company every year. They broken down as follows:

• Brazil	4.1% or 210 thousand new clients
• Colombia	3.6% or 80 thousand new clients
• Chile	3.3% or 50 thousand new clients
• Peru	3.8% or 38 thousand new clients
• Argentina	1.6% or 37 thousand new clients

• Energy losses decreased by 10.8% .

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PRESS RELEASE First Half 2009

FINANCIALS

• Liquidity, a key consideration in our financial management, continues to be in a very solid position, as evidenced below:

  Credit Lines for US$440 million available in the aggregate for Enersis and Endesa Chile in the Chilean capital markets, and an additional US$800 million in undrawn revolving debt facilities in the international capital markets.

  Cash and Cash Equivalents amount to the equivalent of US$1,781 million.

• Debt maturities are comfortably spread out, as can be seen in the following schedule:

Million US$								TOTAL

	2009	2010	2011	2012	2013	2014	Balance

Chile	100	213	116	11	223	368	863	1,894

Argentina	42	69	56	18	14	8	0	206

Peru	29	47	67	79	50	49	81	402

Brazil	68	242	217	211	69	29	27	863

Colombia	95	190	95	89	42	79	292	884

TOTAL	334	762	551	408	398	533	1,263	4,249

* Includes accrued interest of financial debt only.

  Despite the difficult financial situation prevailing in the markets, the Enersis Group has refinanced debt coming due during the first semester and there are no difficulties foreseen in refinancing the upcoming debt maturities with our access to banks and capital markets.

  The positive perspective that the financial markets have on the Chilean-sourced liquidity for Enersis and Endesa Chile, was evidenced by the overwhelming approval from the bondholders to Yankee Bond consent solicitations ended on July 24, 2009, for notes representing over US$ 1.5 billion in the aggregate.

• Coverage and Protection

Enersis continued applying a rigorous control over its liquidity for all its subsidiaries. In that respect, and in addition to strict internal rules to protect our cash flows, balance sheet, and liquidity, we currently have:

  Cross Currency Swaps for a total amount of US$ 929 million to match currency in which cash flows are originated and their associated debt.

  Interest Rate Swaps for US$ 212 million, in order to provide protection against variations.

  Collars, for a value of US$ 150 million, intended to provide additional protection.

  Forwards, for US$ 53 million, to protect against foreign exchange rate variations.

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PRESS RELEASE First Half 2009

The aforementioned financial tools are being permanently evaluated and adjusted to the changing macroeconomic scenario, in order to achieve the most efficient levels of protection. These instruments, however, do not replace the most important reason behind our liquidity: the very stable nature of our business.

MARKET SUMMARY

• In the chart below we show the evolution of the Enersis ADR price versus de Dow Jones Industrial Index (red), the Nasdaq Index (green) and the Standard & Poor´s 500 Index (orange), three indicators that reflect the evolution of prices in the U.S. markets.

• With respect to the stock price variations in the local market during the first semester of 2009, Enersis continued showing a positive trend following the tendency of the Chilean market. Although in a six-month horizon, the Enersis stock price has increased less than the Chilean exchange indices, over a 12-month horizon, the opposite is true, as explained above.

• In addition, during this year, Enersis and its subsidiary Endesa Chile, continued to be among the most traded companies at the Santiago Stock Exchange.

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PRESS RELEASE First Half 2009

Top Ten Traded Santiago Stock Exchange, Jan - Jun 2009

	Amounts in Ch$ million	%

D&S	2,269,341,098	20.90
SQM-B	1,320,384,079	12.16
CAP	590,218,932	5.43
ENDESA	586,864,393	5.40
ENERSIS	548,382,160	5.05
CENCOSUD	415,855,305	3.83
COPEC	345,415,035	3.18
LA POLAR	332,489,269	3.06
LAN	304,103,748	2.80
GENER	302,627,848	2.79

Source: Santiago Stock Exchange

RISK RATING CLASSIFICATION INFORMATION

During this semester, we had our scheduled informative meetings with the rating agencies. In this occasion, besides to revisit the overall conditions of the Company, we illustrated them about the accounting changes derived from migrating from Chilean GAAP to IFRS.

In this way, we clarified that there were no changes at all over our fundamentals, or upon our core business. Moreover, the fact of having our financials accounted under IFRS, will ease the comparative analysis with a wider world wide benchmark, favoring the analysts work.

Also, another positive consequence is that from a pure quantitative point of view, the majority of our key indicators improve, while the quality of the information is now less biased by several adjustments done in the past to reconcile five different GAAP´s.

Notwithstanding the improvement of the key indicators, rating agencies have not yet adjusted the classification for the company. Agencies are in internal discussions with respect to the IFRS valuation methodology for Chilean companies.

During the second half, we expect rating agencies to reevaluate our rating risk classification, considering the sustained financial strength of the Company.

The current risk classifications are:

• International Ratings:

Enersis	S&P	Moody’s	Fitch

Corporate	BBB, Stable	Baa3, Stable	BBB, Stable

• Domestic Ratings (for securities issued in Chile):

Enersis	Feller Rate	Fitch

Shares	1st Class Level 1	1st Class Level 1

Bonds	AA-, Stable	AA-, Stable

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PRESS RELEASE First Half 2009

GENERAL INFORMATION

(Santiago, Chile, Wednesday 29th, July 2009) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the first half ended on June 30th, 2009. All figures are in Ch$, under International Financial Reporting Standards (IFRS). Variations of Income Statements and cash flows refer to the fiscal periods as of June 30th, 2008 and June 30th, 2009, while variations of balance sheet accounts refer to the period between December 31st, 2008 and June 30th, 2009.

Figures as of June 30th, 2009 are additionally presented in US$ and they are merely offered as a convenience translation, using the exchange rate of US$1 = Ch$531.76 (June 30, 2009).

The consolidation includes the following investment vehicles and companies,
a) In Chile: Endesa Chile (NYSE: EOC)*, Chilectra, Synapsis, CAM, and Inmobiliaria Manso de Velasco.
b) Outside Chile: Distrilima (Peru), Endesa Brasil (Brazil)**, Edesur (Argentina) and Codensa (Colombia).

In the following pages you will find a detailed analysis of financial statements, a brief explanation for most important variations and comments on main items in the Balance Sheet, P&L, and Cash Flow Statements compared to the information as of June 30th, 2008.

* Includes Endesa Chile Chilean subsidiaries (Celta, Pangue, Pehuenche, San Isidro, Túnel El Melón), non Chilean subsidiaries (Costanera, El Chocón, Edegel and Emgesa) and jointly controlled companies or associates companies (Gas Atacama, Trasquillota and HidroAysén).

** Includes Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

SIMPLIFIED ORGANIZATIONAL STRUCTURE

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PRESS RELEASE First Half 2009

MARKET INFORMATION

EQUITY MARKET

New York Stock Exchange (NYSE)

The chart below shows the performance of Enersis’ ADR (“ENI”) price at the NYSE, compared to the Dow Jones Industrials and the Dow Jones Utilities indexes over the last 12 months:

Santiago Stock Exchange (BCS)

The chart below shows the performance of Enersis’ Chilean stock price over the last 12 months compared to the selective Chilean selective Stock Index (IPSA):

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PRESS RELEASE First Half 2009

Madrid Stock Exchange (Latibex) - Spain

The chart below, shows Enersis’ share price (“XENI”) at the Latibex over the last 12 months compared to the Local Stock Index (IBEX):

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PRESS RELEASE First Half 2009

DEBT MARKET

Yankee Bonds Price Evolution

The following chart shows the pricing of our Yankee Bonds over the last twelve months compared to the Ishares Iboxx Investment Grade Corporate Bond Fund Index:

(*) IShares Iboxx Corporate Investment Grade Bonds Fund is an exchange traded fund incorporated in the U.S.A. The Index measures the performance of a fixed number of investment grade corporate bonds.

Yankee Bond Consent

The positive perspective that the financial markets have on the Chilean sourced liquidity for Enersis and Endesa Chile, was evidenced by the overwhelming approval from the bondholders to Yankee Bond consent solicitations ended on July 24, 2009.

Enersis and Endesa Chile executed amendments to Sections 501 (4), (5) and (6) of their respective Yankee Bond indentures, for notes representing over US$ 1.5 billion in the aggregate. These sections of the Indenture, the clauses dealing with potential cross default, bankruptcy and insolvency proceedings, now leave Yankee Bond debt issued at the Enersis and Endesa Chile level with no potential default triggers arising from debt outside Chile.

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PRESS RELEASE First Half 2009

RISK RATING CLASSIFICATION

Fitch: BBB / Stable
Rationale (April 15, 2009); “Relevant classification factors are: (i) Geographical diversification in Latin America, which provides natural protection against different regulatory frameworks and weather conditions. In summary, Enersis’ subsidiaries are financially strong and they count on leadership positions within their markets; (ii) Stable Cash Flows from Distribution segment: this business benefits from a healthy and organic growth in annual terms, being Chilectra the most predictable one; (iii) Volatility of business is offset: Contractual position of the Company reduces risk related to dryer hydrological conditions, meanwhile diversified generation matrix and geographical diversity provide natural protection.”

Standard & Poor’s: BBB / Stable
Rationale (December 30, 2008); “The 'BBB' ratings on Chile-based electricity provider Enersis S.A. reflects its satisfactory business risk profile resulting from the strong creditworthiness of its Chilean investments, its solid competitive position in the countries where it operates (Argentina, Brazil, Chile, Colombia, and Peru), and the favorable economic conditions and growing demand for power in the region. These factors are partly offset by the higher risk of its non-Chilean investments and the exposure of its 60%-owned subsidiary, Empresa Nacional de Electricidad S.A. (Endesa Chile; BBB/Stable/--) to droughts. In addition, the ratings reflect Enersis' intermediate financial risk profile resulting from its moderate leverage, adequate debt service coverage, manageable interest rate and foreign exchange risks, and adequate liquidity and financial flexibility.”

Moody’s: Baa3 / Stable
Rationale (December 19, 2008); “Enersis' Baa3 senior unsecured rating reflects the benefits of the group's activities in both the generation and distribution businesses, which offsets to some degree overall business risk. The rating also considers Enersis' significant exposure to the Chilean electricity market, where it benefits from stable macroeconomic conditions (A2 Foreign Currency, A1 Local Currency rating) as well as a transparent and favorable regulatory framework for its distribution and generation activities. The rating also incorporates the geographic and operational diversification of its subsidiaries' operations in four other Latin American countries, where (as in Chile) growing demand is expected amid tighter supply and improving macroeconomic and regulatory conditions.”

Feller Rate: Bonds: AA- / Stable - Shares: 1st Class Level 1
Rationale (July 7, 2009); “Ratings assigned to solvency, bonds and shares of Enersis reflect the good business’ structure of the company, which combined participations in generation and distribution with an important presence in several countries in Latin America, maintaining a higher proportion of its cash flow generation capacity in Chile. Likewise, the rating considers its current financial profile with debt coverage indicators and leverage at a consolidated level which have been strengthened over time.”

Fitch Chile: Bonds: AA- / Stable - Shares: 1st Class Level 1
Rationale (April 15, 2009); “Relevant classification factors are: (i) Geographical diversification in Latin America, which provides natural protection against different regulatory frameworks and weather conditions. In summary, Enersis’ subsidiaries are financially strong and they count on leadership positions within their markets; (ii) Stable Cash Flows from Distribution segment: this business benefits from a healthy and organic growth in annual terms, being Chilectra the most predictable one; (iii) Volatility of business is offset: Contractual position of the Company reduces risk related to dryer hydrological conditions, meanwhile diversified generation matrix and geographical diversity provide natural protection.”

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PRESS RELEASE First Half 2009

CONSOLIDATED INCOME STATEMENT ANALYSIS
(Figures in Ch$)

NET INCOME

Enersis’ Net Income for the first half 2009 was Ch$360,906 million, representing an important 46.0% increase over the previous year, which was Ch$247,242 million.

UNDER IFRS

Table 2

CONS. INCOME STATEMENT			Million Ch$				Thousand US$

	2Q08	2Q09	6M 08	6M 09	Var 08-09	Chg %	6M09

Sales	1,680,685	1,537,991	2,982,745	3,086,919	104,174	3.5%	5,805,099
Sales of Energy	1,542,329	1,399,863	2,753,721	2,820,566	66,845	2.4%	5,304,208
Other Sales	13,084	13,203	23,007	22,588	(419)	(1.8%)	42,478
Other services supply	125,272	124,925	206,017	243,766	37,749	18.3%	458,413
Other Operating Revenues	34,387	51,829	86,033	89,728	3,695	4.3%	168,737

Operating Revenues	1,715,072	1,589,819	3,068,778	3,176,647	107,869	3.5%	5,973,836

Energy purchases	(465,458)	(402,595)	(841,774)	(834,602)	7,172	0.9%	(1,569,509)
Fuel procurement costs	(259,440)	(174,795)	(466,149)	(356,328)	109,821	23.6%	(670,091)
Transmission expenses	(66,945)	(61,760)	(139,475)	(139,289)	186	0.1%	(261,939)
Other purchases and services	(130,762)	(121,668)	(228,032)	(241,761)	(13,729)	(6.0%)	(454,643)

Purchases and Services	(922,605)	(760,818)	(1,675,429)	(1,571,980)	103,449	6.2%	(2,956,182)

Gross Income	792,468	829,001	1,393,348	1,604,667	211,319	15.2%	3,017,653

Work Performed by the entity and capitalized	9,767	6,763	15,269	14,476	(793)	(5.2%)	27,223
Personnel expenses	(92,280)	(88,623)	(163,526)	(177,469)	(13,943)	(8.5%)	(333,739)
Other fixed operating expenses	(109,310)	(104,867)	(207,095)	(228,103)	(21,008)	(10.1%)	(428,959)

Gross Operating Income (EBITDA)	600,645	642,274	1,037,996	1,213,571	175,575	16.9%	2,282,179

Depreciations & Amortizations	(114,282)	(113,948)	(213,401)	(220,996)	(7,595)	(3.6%)	(415,593)

Operating Income	486,363	528,327	824,595	992,575	167,980	20.4%	1,866,585

Financial Result	(48,017)	(71,347)	(151,875)	(156,134)	(4,259)	(2.8%)	(293,617)

Interest Revenues	40,944	29,528	69,265	64,504	(4,761)	(6.9%)	121,302
Interest Expenses	(135,565)	(111,096)	(232,182)	(217,826)	14,356	6.2%	(409,631)
Income for Readjustment items	(12,526)	934	(20,473)	21,346	41,819	-	40,141
Exchange Gains (Losses)	59,130	9,288	31,515	(24,157)	(55,672)	(176.7%)	(45,429)
Positive	36,299	21,577	58,915	34,300	(24,615)	(41.8%)	64,502
Negative	22,831	(11,379)	(25,253)	(56,797)	(31,544)	(124.9%)	(106,809)
Effect of Derivatives in Exchange
Gains (Losses)	-	(911)	(2,146)	(1,661)	485	22.6%	(3,123)
Share of profit of associates	59	485	1,235	1,627	392	31.7%	3,059
Income from Other Investments	(37)	1,810	43	1,799	1,756	-	3,383
Income from asset sales	504	187	989	203	(786)	(79.5%)	381

Net Income before Taxes	438,872	459,463	674,988	840,070	165,082	24.5%	1,579,792

Income Tax	(119,719)	(77,276)	(160,811)	(149,063)	11,748	7.3%	(280,320)

NET INCOME	319,152	382,187	514,176	691,007	176,831	34.4%	1,299,472

Parent Company	146,216	208,856	247,242	360,906	113,664	46.0%	678,701

Minority Holders	172,937	173,331	266,934	330,101	63,167	23.7%	620,771

Earning per Share (Ch$)	4.5	6.4	7.6	11.1	3.0	46.0%	0.021

Earning per Share ADR (Ch$)	223.9	319.8	378.6	552.7	174	46.0%	1.039

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PRESS RELEASE First Half 2009

OPERATING INCOME

The operating income for the period ending June 30, 2009 increased by Ch$167,980 million, going from Ch$824,595 million at June 30, 2008 to Ch$ 992,575 million in the current year, representing an increase of 20.4% . Likewise, the EBITDA increased by Ch$175,575 million or 16.9%, amounting to Ch$1,213,571 million; the above is mainly due to the good results of the generation business for the period.

The operating revenues and costs, broken down by business line for the periods ending June 30, 2008 and 2009 are as follows:

Table 3

Operating Income by Businesses	Generation and Transmission			Distribution
	Million Ch$		Thousand US$	Million Ch$		Thousand US$

	6M 08	6M 09	6M 09	6M 08	6M 09	6M 09

Operating Revenues	1.366.091	1.400.992	2.634.633	1.891.141	1.995.654	3.752.923
Operating Costs	(928.522)	(779.116)	(1.465.165)	(1.504.773)	(1.626.005)	(3.057.779)

Operating Income	437.569	621.876	1.169.468	386.368	369.650	695.144

Operating Income by Businesses	Eliminations and Others				Consolidated
	Million Ch$		Thousand US$	Million Ch$		Thousand US$

	6M 08	6M 09	6M 09	6M 08	6M 09	6M 09

Operating Revenues	(188.454)	(220.000)	(413.720)	3.068.778	3.176.647	5.973.836
Operating Costs	189.112	221.049	415.694	(2.244.183)	(2.184.071)	(4.107.250)

Operating Income	658	1.050	1.974	824.595	992.575	1.866.585

Generation and Transmission Businesses showed an increase in operating income of Ch$184,307 million, equivalent to 42.1%, and totaling Ch$621,876. Physical sales of electricity generation increased by 6.5% amounting to 33,367 GWh as of June 2009 (31,321 GWh, in June 2008).

The operating income for the Generation and Transmission business line is expressed by country in the following table:

Table 4

Generation & Transmission		Chile			Argentina			Brazil
	Million Ch$		Thousand US$	Million Ch$		Thousand US$	Million Ch$		Thousand US$

	6M 08	6M 09	6M 09	6M 08	6M 09	6M 09	6M 08	6M 09	6M 09

Operating Revenues	724.409	738.907	1.389.549	167.656	164.351	309.070	176.608	153.537	288.735
% of consolidated	53%	53%	53%	12%	12%	12%	13%	11%	11%

Operating Costs	(541.624)	(396.769)	(746.143)	(140.323)	(138.363)	(260.198)	(81.666)	(76.594)	(144.039)
% of consolidated	58%	51%	51%	15%	18%	18%	9%	10%	10%

Operating Income	182.785	342.138	643.406	27.333	25.988	48.872	94.941	76.943	144.695

Generation & Transmission		Peru			Colombia		Consolidated
	Million Ch$		Thousand US$	Million Ch$		Thousand US$	Million Ch$		Thousand US$

	6M 08	6M 09	6M 09	6M 08	6M 09	6M 09	6M 08	6M 09	6M 09

Operating Revenues	90.063	109.726	206.346	207.355	234.471	440.933	1.366.091	1.400.992	2.634.633
% of consolidated	7%	8%	8%	15%	17%	17%

Operating Costs	(66.650)	(61.697)	(116.025)	(98.258)	(105.693)	(198.760)	(928.522)	(779.116)	(1.465.165)
% of consolidated	7%	8%	8%	11%	14%	14%

Operating Income	23.414	48.029	90.321	109.097	128.778	242.173	437.569	621.876	1.169.468

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PRESS RELEASE First Half 2009

Distribution business recorded a decrease in the operating result of Ch$16,719 million for the period, equivalent to 4.3%, totaling Ch$369,649 million as a consequence of higher operating costs. In turn, physical sales for the current period amounted to 31,148 GWh, representing an increase of 69 GWh, equivalent to 0.2% over the same period of the previous year and the number of customers increased by 415 thousand new clients, an equivalent 3.4%, exceeding the 12.6 million customer figure.

The operating income for the Distribution line of business, detailed by country, is presented in the following table:

Table 5

		Chile			Argentina			Brazil
Distribution	Million Ch$		Thousand US$	Million Ch$		Thousand US$	Million Ch$		Thousand US$

	6M 08	6M 09	6M 09	6M 08	6M 09	6M 09	6M 08	6M 09	6M 09

Operating Revenues	501.828	579.638	1.090.036	162.778	182.538	343.271	755.478	725.445	1.364.235
% of consolidated	27%	29%	29%	9%	9%	9%	40%	36%	36%

Operating Costs	(426.239)	(505.780)	(951.143)	(139.099)	(157.865)	(296.872)	(598.192)	(585.431)	(1.100.930)
% of consolidated	28%	31%	31%	9%	10%	10%	40%	36%	36%

Operating Income	75.589	73.858	138.893	23.678	24.673	46.399	157.286	140.015	263.305

		Peru			Colombia			Consolidated
Distribution	Million Ch$		Thousand US$	Million Ch$		Thousand US$	Million Ch$		Thousand US$

	6M 08	6M 09	6M 09	6M 08	6M 09	6M 09	6M 08	6M 09	6M 09

Operating Revenues	125.792	153.805	289.238	345.265	354.228	666.142	1.891.141	1.995.654	3.752.923
% of consolidated	7%	8%	8%	18%	18%	18%

Operating Costs	(98.219)	(121.131)	(227.793)	(243.024)	(255.798)	(481.041)	(1.504.773)	(1.626.005)	(3.057.779)
% of consolidated	7%	7%	7%	16%	16%	16%

Operating Income	27.574	32.674	61.446	102.241	98.430	185.102	386.368	369.650	695.144

Summary of operating revenues, operating costs and operating income of all the Enersis’ subsidiaries, for the period ending on June 2008 and June 2009 is detailed in the following table:

Table 6

		6M 08			6M 09

Million Ch$	Operating	Operating	Operating	Operating	Operating	Operating
	Revenues	Costs	Income	Revenues	Costs	Income

Endesa Chile (*)	1,200,293	(856,509)	343,784	1,260,985	(714,519)	546,465
Cachoeira (**)	94,787	(18,489)	76,298	42,622	(17,457)	25,166
Fortaleza (***)	61,695	(48,364)	13,331	62,659	(44,115)	18,544
Cien (**)	23,816	(15,533)	8,283	51,798	(16,017)	35,781
Chilectra	501,828	(426,239)	75,589	579,638	(505,780)	73,858
Edesur	162,778	(139,099)	23,678	182,538	(157,865)	24,673
Distrilima (Edelnor)	125,792	(98,219)	27,574	153,805	(121,131)	32,674
Ampla	450,156	(362,419)	87,737	428,004	(351,732)	76,273
Investluz (Coelce)	305,322	(235,773)	69,549	297,441	(233,619)	63,823
Codensa	345,265	(243,024)	102,241	354,228	(255,798)	98,430
CAM Ltda.	76,854	(72,298)	4,556	76,411	(75,924)	487
Inmobiliaria Manso de Velasco Ltda.	4,545	(4,748)	(203)	2,064	(1,875)	189
Synapsis Soluciones y Servicios IT Ltda.	31,808	(28,765)	3,043	35,181	(30,438)	4,743
Enersis Holding and other investment vehicles	5,992	(14,349)	(8,357)	6,274	(14,568)	(8,294)
Consolidation Adjustments	(322,153)	319,645	(2,508)	(357,001)	356,765	(236)

Total Consolidation	3,068,778	(2,244,183)	824,595	3,176,647	(2,184,071)	992,575

Pg. 15

PRESS RELEASE First Half 2009

		6M 09

Thousand US$	Operating	Operating	Operating
	Revenues	Costs	Income

Endesa Chile (*)	2,371,341	(1,343,688)	1,027,654
Cachoeira (**)	80,153	(32,828)	47,325
Fortaleza (***)	117,833	(82,961)	34,872
Cien (**)	97,408	(30,120)	67,289
Chilectra	1,090,036	(951,143)	138,893
Edesur	343,271	(296,872)	46,399
Distrilima (Edelnor)	289,238	(227,793)	61,446
Ampla	804,883	(661,448)	143,435
Investluz (Coelce)	559,352	(439,331)	120,021
Codensa	666,142	(481,041)	185,102
CAM Ltda.	143,695	(142,779)	917
Inmobiliaria Manso de Velasco Ltda.	3,882	(3,527)	355
Synapsis Soluciones y Servicios IT Ltda.	66,160	(57,240)	8,920
Enersis Holding and other investment vehicles	11,798	(27,395)	(15,597)
Consolidation Adjustments	(671,358)	670,914	(444)

Total Consolidation	5,973,836	(4,107,250)	1,866,585

(*) Since January 1st, 2009, includes Gas Atacama, Transqullota e HydroAysén
(**) Consolidated by Endesa Chile until September 30th, 2005. Since October 1st, 2005 is consolidated by Enersis through Endesa Brasil.
(***) Since October 1st, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil

FINANCIAL RESULT

As of June 30th, 2009, the company recorded a financial result of Ch$156,134 million loss, representing a 2.8% increase with respect to the same period of the preceding year, or an equivalent Ch$4,259 million. This variation in results is due to exchange rate differences that amounted a variation of Ch$55,672 million, basically in Chile and Argentina. In Chile, due to the peso/dollar parity effect, which over the period appreciated more than 20% (a 6% devaluation in the previous period), the impact on net assets in dollars exposed to exchange rate fluctuations amounted to Ch$28,796 million (a loss of Ch$18,390 million during 2009 and a income of Ch$10,405 million as of June 2008). In Argentina, in turn, the Argentine peso devalued by approximately 10% during the current period (an approximate 4% appreciation in the same period last year), the impact on the dollar debt was Ch$21,433 million (a loss of Ch$14,519 million in 2009 and an income of Ch$6,258 million at June, 2008).

The above is partially offset by the value impact of the Inflation Index Units – UF (Unidades de Fomento) on Chile’s UF debt, due to the fact that during this semester the UF dropped in value by 2.4% compared to an increase of 3.2% during the same period last year, reflecting a variance of Ch$41,818 million in lower financial costs. The net financial expenditure declined by Ch$9,595 million mainly due to lower average debt over the current period.

TAXES

Tax expense was reduced in Ch$11,748 million as of June, 2009. The latter is mostly explained by the decreases in: Enersis by Ch$34,942 million, Costanera by Ch$9,824 million, San Isidro by Ch$6,993 million and Codensa by Ch$4,638 million. Offset, in part, by increases in: Gas Atacama of Ch$16,823 million, CIEN by Ch$11,417 million, Emgesa by Ch$6,599 million, Pangue by Ch$5,496 million and Edegel in the amount of Ch$4,491 million.

Pg. 16

PRESS RELEASE First Half 2009

CONSOLIDATED BALANCE SHEET ANALYSIS

ASSETS UNDER IFRS

Table 7

ASSETS			Million Ch$			Thousand US$

	2007	2008	6M 09	Var 08-09	Chg %	6M 09

CURRENT ASSETS
Cash and Cash Equivalents	588,877	1,318,062	947,082	(370,980)	(28.1%)	1,781,033
Financial assets in reasonable value with
change in results	-	1,324	1,103	(221)	0.0%	2,075
Financial assets available for sale	-	-	20,059	20,059	-	37,722
Accounts receivable, net	1,159,728	1,313,582	1,316,916	3,334	0.3%	2,476,523
Amounts due from related companies	52,579	24,747	18,256	(6,491)	(26.2%)	34,331
Inventories	96,743	99,400	104,663	5,263	5.3%	196,823
Assets for Hedging	-	-	-	-	-	-
Prepaid expenses	10,916	8,973	10,278	1,305	14.5%	19,328
Income taxes recoverable	146,791	131,788	150,557	18,769	14.2%	283,130
Other current assets	15,847	28,876	40,238	11,362	39.3%	75,669

Total currrent assets	2,071,482	2,926,752	2,609,152	(317,600)	(10.9%)	4,906,635

OTHER ASSETS
Financial Assets available for sale	22,501	22,495	2,533	(19,962)	(88.7%)	4,764
Other Financial Assets	156,668	150,946	153,297	2,351	1.6%	288,282
Long-term receivables	101,373	144,508	103,341	(41,167)	(28.5%)	194,339
Amounts due from related companies	505	641	575	(66)	(10.3%)	1,082
Investments in associates	11,885	37,334	19,530	(17,804)	(47.7%)	36,727
Intangibles	1,467,885	1,459,390	1,440,897	(18,492)	(1.3%)	2,709,676
Land, plant and equipment, net	7,589,675	8,579,345	8,106,562	(472,783)	(5.5%)	15,244,776
Investment Property	28,504	26,364	26,835	471	1.8%	50,465
Deferred income taxes	541,265	512,852	477,720	(35,132)	(6.9%)	898,376
Assets for Hedging	1,036	2,487	1,266	(1,220)	(49.1%)	2,381
Prepaid expenses	1,386	1,203	3,086	1,883	156.6%	5,804
Others assets	70,737	72,215	85,255	13,040	18.1%	160,326

Total other assets	9,993,418	11,009,780	10,420,899	(588,881)	(5.3%)	19,596,997

TOTAL ASSETS	12,064,900	13,936,532	13,030,051	(906,481)	(6.5%)	24,503,632

Pg. 17

PRESS RELEASE First Half 2009

The company’s Total Assets as of June 2009 decreased by Ch$906,481 million compared to the period ended on December 2008 which is mainly due to:

• A Ch$317,600 million decrease in Current Assets, equal to 10.9%, as a result of:

  A Ch$370,980 million decrease in cash and cash equivalent mainly due to reduced balances at Endesa Chile amounting to Ch$336,340 million in terms of dividend and bonus payments, to payment of dividends at Enersis totaling Ch$79,545 million, Ch$13,597 million at Codensa, Ch$13,592 million at Costanera and Ch$9,968 million at Cachoeira Dourada, partially compensated by increases at Emgesa amounting to Ch$30,611 million, Ch$22,642 million at Endesa Brasil, Ch$22,219 million at Ampla and Ch$13,274 million at Central Fortaleza.

Partially compensated by:

  An increase in available financial assets for sale amounting to Ch$20,059 million, due to the transfer from the long-term of EEB shares that are up for sale.

  An increase in accounts receivable for current taxes amounting to Ch$18,769 million.

• Decrease in Non-Current Assets amounting to Ch$588,881 million representing a 5.3%, mainly due to:

  Reduction in Properties, Plants and Equipment, reached an amount of Ch$472,783 million due to the impact of converting foreign currencies to Chilean pesos by those subsidiaries whose functional currencies differ from the Chilean peso, the latter effect totalized approximately Ch$612,000 million, added to the depreciation effect for the period amounting Ch$220,996 million partially set off by acquisitions during the period amounting to approximately Ch$353,630 million.

  Decreased trade debtors and other receivables amounting Ch$41,167 million, mainly due to the transfer to the short term of the Atacama Finance accounts receivables amounting Ch$45,935 million.

  Decrease in assets due to deferred taxes amounting Ch$35,132 million resulting, from reduced tax losses amounting Ch$27,146 million and the impact of the conversion to Chilean pesos of foreign subsidiaries amounting to Ch$9,500 million.

Pg. 18

PRESS RELEASE First Half 2009

LIABILITIES AND SHAREHOLDERS EQUITY UNDER IFRS

Table 8

LIABILITIES AND SHAREHOLDER´S EQUITY			Million Ch$			Thousand US$

	2007	2008	6M 09	Var 08-09	Chg %	6M 09

CURRENT LIABILITIES
Loans that acrue interests	719,737	1,244,976	840,376	(404,600)	(32.5%)	1,580,367
Other financial liabilities	-	-	553	553	-	1,041
Sundry Creditors and other Accounts payable	796,251	986,103	910,455	(75,649)	(7.7%)	1,712,153
Accounts payable to related companies	69,458	115,993	130,709	14,716	12.7%	245,804
Provisions	78,638	107,398	87,319	(20,079)	(18.7%)	164,207
Income taxes payable	102,642	178,700	168,550	(10,150)	(5.7%)	316,966
Other current liabilities	20,612	30,315	23,082	(7,233)	(23.9%)	43,407
Defererd liabilities	14,223	12,180	19,426	7,246	59.5%	36,532
Employee Benefits	4,497	5,353	4,923	(430)	(8.0%)	9,258
Liabilities from Hedge	10,854	4,269	5,258	990	23.2%	9,888
Accumulated Liabilities (or acrued), total	-	-	-	-	-	-

Total current liabilities	1,816,911	2,685,287	2,190,651	(494,636)	(18.4%)	4,119,624

NON-CURRENT LIABILITIES
Loans that acrue interests	3,366,743	3,821,828	3,337,549	(484,279)	(12.7%)	6,276,419
Other non-current financial liabilities	-	-	11,021	11,021	-	20,725
Sundry Creditors and other Accounts payable	45,119	51,221	67,486	16,265	31.8%	126,911
Accounts payable to related companies	8,162	8,978	5,401	(3,577)	(39.8%)	10,156
Provisions	200,023	212,383	227,432	15,049	0.0%	427,696
Deferred income taxes	589,750	637,376	566,831	(70,545)	(0)	1,065,952
Other long-term liabilities	30,898	33,984	39,076	5,092	15.0%	73,484
Defererd liabilities	144,366	178,973	182,457	3,485	1.9%	343,120
Employee Benefits	143,944	173,319	176,926	3,607	2.1%	332,718
Liabilities from Hedge	213,419	104,053	197,733	93,680	90.0%	371,847

Total long-term liabilities	4,742,425	5,222,114	4,811,911	(410,203)	(7.9%)	9,049,028

SHAREHOLDERS´ EQUITY
Paid-in capital	2,594,015	2,824,883	2,824,883	-	0.0%	5,312,327
Shares owned by the parent's company	-	-	-	-	-	-
Other reserves	(564,985)	(1,244,278)	(1,307,706)	(63,429)	5.1%	(2,459,204)
Retained earnings	502,274	1,003,120	1,357,427	354,308	35.3%	2,552,707
Net income for the period	369,827	507,590	360,906	(146,684)	(28.9%)	678,701
Total shareholder's equity atributable to	2,901,131	3,091,315	3,235,510	144,195	4.7%	6,084,530
the Parent's comp.
Minority Interest	2,604,433	2,937,816	2,791,979	(145,837)	(5.0%)	5,250,450

Total shareholder´s equity	5,505,564	6,029,131	6,027,489	1,642	(0.0%)	11,334,980

TOTAL LIABILITIES AND SHAREHOLDER´S	12,064,900	13,936,532	13,030,051	(906,481)	(6.5%)	24,503,632
EQUITY

Pg. 19

PRESS RELEASE First Half 2009

The company’s Total Liabilities decreased by Ch$906,481 million from the period ended on December 2008, which was largely due to the following:

• Decrease in Current Liabilities of Ch$494,636 million, equal to 18.4%, due to:

  Accruing loans declining by Ch$404,600 million mainly at Endesa Chile amounting to Ch$407,459 million due to bonus payments, a drop in the exchange rate and the UF; by Ch$42,578 million at Edegel in loans and bonus payments amounting to Ch$34,239 million and the conversion impact; by Ch$21,751 million at Emgesa due to the conversion impact; by Ch$22,310 million at Enersis in loan payments amounting to Ch$15,626 million and the exchange rate and UF impact; at Codensa by Ch$11,109 million in loan payments and transfers from the long term and at Chilectra Ch$12,423 million. Partially compensated by the increase in Ampla by Ch$41,367 million due to a bond issuance and Cien by Ch$27,452 million.

  Reduction in Trade Creditors totaling Ch$75,649 million mainly at Endesa for Ch$25,622 million, Edesur Ch$18,749 million, Endesa Eco Ch$14,255 million, Costanera Ch$13,793 million and San Isidro Ch$9,780 million; the above is partially offset by an increase in accounts payable at Cien amounting to Ch$29,823 million, Codensa for Ch$26,327 million and Emgesa for Ch$25,460 million.

  Decrease in current Provisions by Ch$20,079 million due to lower provisions for contingencies and lawsuits totaling Ch$13,771 million and a reduction in the employee benefit liability for Ch$4,246 million.

• Non Current Liabilities decreased by Ch$410,203 million, equal to a 7.9%, mainly to:

  Accruing loans declined by Ch$484,279 million mainly at Endesa Chile amounting to Ch$138,549 million derived from a drop in the exchange rate and the UF; at Codensa for Ch$86,654 million because of the transfer of bonds to the short term and the conversion effect; at Grupo Endesa Brasil Ch$84,060 million due to the transfer to the short term and the conversion impact; at Enersis Ch$65,466 million derived from exchange rate and UF impact; at Edegel Ch$27,191 million due to exchange rate and conversion effect; at Costanera Ch$23,964 million due to transfer to the short term, loan payment and conversion effect and at El Chocon by Ch$13,009 million due to the conversion effect.

  Decrease in liabilities due to deferred taxes by Ch$70,545 million derived basically from the conversion impact in foreign subsidiaries amounting to Ch$46,156 million and a reduction in deferred taxes at Codensa amounting to Ch$9,365 million; at Endesa Ch$6,868 million; at Pangue Ch$6,117 million; at San Isidro Ch$3,513 million and at Celta Ch$2,604 million.

  Increase in Hedging Liabilities amounting to Ch$93,680 million resulting from increased Mark-to-Market derivatives at Enersis totaling Ch$95,388 million.

Net Shareholders’ equity declined by Ch$1,642 million with respect to December 2008. The Parent Company equity increased by Ch$144,195 million which is explained mainly by the Ch$360,906 million period result, the increase in Hedge Reserves amounting to Ch$72,526 million, partially compensated by the decline in conversion reserve on acquired investments and goodwill amounting to Ch$140,389 million and a reduction due to the recording of the minimum dividend totaling Ch$138,045 million. The minority interest declined by Ch$145,837 as a result of the net effects on conversion, minimum dividend, derivatives’ hedge reserves and the minority shares’ results.

Pg. 20

PRESS RELEASE First Half 2009

DEBT MATURITY WITH THIRD PARTIES, MILLION CH$

Table 9

								TOTAL

Million Ch$	2009	2010	2011	2012	2013	2014	Balance

Chile	99,535	213,432	116,211	11,070	222,663	368,040	862,729	1,893,681

Enersis	90,099	19,329	1,957	2,069	2,188	253,843	209,805	579,290
Chilectra	551	-	-	-	-	-	-	551
Other (*)	6,069	2,436	42	120	-	-	-	8,667
Endesa Chile (**)	2,816	191,667	114,212	8,881	220,475	114,197	652,923	1,305,172

Argentina	41,824	69,118	55,922	17,893	13,562	7,575	-	205,894

Edesur	1,798	26,321	13,051	5,096	407	264	-	46,936
Costanera	26,778	26,512	20,714	12,798	13,155	7,312	-	107,269
Chocon	13,248	16,285	22,157	-	-	-	-	51,689

Peru	28,739	46,738	67,185	78,811	50,321	49,325	81,011	402,130

Edelnor	5,555	17,912	26,211	22,996	25,778	26,308	35,822	160,582
Edegel	23,184	28,826	40,974	55,815	24,543	23,018	45,189	241,547

Brazil	68,469	242,194	217,159	210,624	68,525	29,234	27,109	863,315

Coelce	8,135	106,293	39,102	37,969	27,938	21,274	6,515	247,226
Ampla	56,371	72,538	114,285	109,690	33,617	486	2,025	389,012
Cien	1,283	57,714	57,714	56,466	-	-	-	173,176
Fortaleza	2,680	5,649	6,059	6,498	6,970	7,475	18,569	53,900

Colombia	95,071	190,443	94,996	89,383	42,484	79,016	292,129	883,524

Codensa	10,555	88,077	52,776	8,898	42,484	65,970	124,419	393,179
Emgesa	84,516	102,366	42,221	80,485	-	13,046	167,711	490,345

TOTAL	333,639	761,926	551,472	407,781	397,556	533,191	1,262,978	4,248,543

(*) Includes: CAM
(**) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón.

DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$

Table 9.1

								TOTAL

Thousand US$	2009	2010	2011	2012	2013	2014	Balance

Chile	187,181	401,370	218,540	20,818	418,729	692,116	1,622,402	3,561,156

Enersis	169,435	36,348	3,680	3,891	4,115	477,364	394,549	1,089,382
Chilectra	1,036	-	-	-	-	-	-	1,036
Other (*)	11,414	4,582	79	225	-	-	-	16,299
Endesa Chile (**)	5,297	360,440	214,781	16,702	414,614	214,753	1,227,853	2,454,439

Argentina	78,653	129,980	105,163	33,649	25,504	14,246	-	387,194

Edesur	3,382	49,498	24,542	9,582	765	496	-	88,266
Costanera	50,357	49,857	38,954	24,066	24,738	13,750	-	201,724
Chocon	24,914	30,624	41,667	-	-	-	-	97,205

Peru	54,045	87,893	126,344	148,207	94,631	92,759	152,345	756,224

Edelnor	10,446	33,685	49,291	43,245	48,477	49,473	67,366	301,982
Edegel	43,599	54,208	77,053	104,962	46,154	43,286	84,979	454,241

Brazil	128,759	455,457	408,378	396,088	128,864	54,977	50,981	1,623,505

Coelce	15,299	199,889	73,533	71,402	52,539	40,006	12,253	464,921
Ampla	106,009	136,411	214,918	206,278	63,218	913	3,808	731,555
Cien	2,413	108,533	108,533	106,188	-	-	-	325,667
Fortaleza	5,039	10,624	11,394	12,220	13,107	14,057	34,920	101,362

Colombia	178,786	358,138	178,645	168,090	79,894	148,593	549,363	1,661,509

Codensa	19,849	165,634	99,247	16,733	79,894	124,059	233,975	739,392
Emgesa	158,937	192,504	79,398	151,356	-	24,534	315,388	922,117

TOTAL	627,425	1,432,837	1,037,070	766,852	747,622	1,002,691	2,375,091	7,989,588

(*) Includes: CAM
(**) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón.

Pg. 21

PRESS RELEASE First Half 2009

EVOLUTION OF KEY FINANCIAL RATIOS

Table 10

Indicator	Unit	2008	6M09	Var 08 - 09	Chg %

Liquidity	Times	1.1	1.2	0.1	9.2%
Acid ratio test *	Times	1.0	1.1	0.1	8.6%
Working capital	million Ch$	241,465	418,501	177,036	73.3%
Working capital	th. US$	454,087	787,011	332,924	73.3%
Leverage **	Times	1.3	1.2	(0.1)	(11.5%)
Short-term debt	%	0.3	0.3	(0.0)	(8.8%)
Long-term debt	%	0.7	0.7	0.0	4.5%

* Current assets net of inventories and pre-paid expenses
** Using the ratio = Total debt / (equity + minority interest)

Indicator	Unit	6M08	6M 09	Var 08-09	Chg %

Financial Expense Coverage***	Times	4.7	5.5	0.8	17.3%
Op.Income / Op.Rev.	%	26.9	31.2	4.4	16.3%
ROE	%	17.0	22.3	5.3	31.0%
ROA	%	9.6	10.6	1.0	10.2%

***EBITDA/Financial Costs

Liquidity index as of June, 2009 was 1.2, an improvement of 0.1 or an equivalent of 9.2% compared to December, 2008. This shows a company that continually presents a strong liquidity position, reducing its bank borrowings and financing its investments with its cash surpluses and having a satisfactory debt maturity pattern.

Leverage ratio was 1.2, reflecting a reduction of 0.1 with respect to December, 2008, due to lower indebtedness during 2009.

Financial Expense Coverage increased 0.8 times or an equivalent 17.3%, going from 4.7 in June 2008 to 5.5 for the current period. The above is the result of a significant EBITDA increase achieved by the company over the current period and to the containment of debt service costs, mainly due to a positive UF effect.

Operating Income over Operating Revenues profitability increased 16.3%, reaching a 31.2% in June, 2009.

The annual ROE amounted to 22.3% in June, 2009 with an increase of 31.0% over June, 2008 when it reached 17.0% . This increase is derived from higher period results despite an increase in Parent Company equity.

Annual ROA went from 9.6% in June, 2008 to 10.6% in June 2009, situation which also reflects the improved current period result, together with a decline in assets, mainly in terms of conversion effects from the functional currency to the Chilean peso.

Pg. 22

PRESS RELEASE First Half 2009

CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS

UNDER IFRS

Table 11

CASH FLOW	Million Ch$				Thousand US$

	6M 08	6M 09	Var 08-09	Chg %	6M09

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	514,176	691,007	176,831	34.4%	1,299,472

Adjustments to reconcile with the gain (loss) of the operations, total	342,923	277,613	(65,310)	(19.0%)	522,065

Net cash from operating activities before non monetary adjustment	857,099	968,621	111,522	13.0%	1,821,537

Non monetary adjustments:				-	-
Depreciation	207,509	214,646	7,137	3.4%	403,653
Amortization of intangibles	5,893	6,349	456	7.8%	11,940
(Reversal of) Impairment losses	-	-	-	-	-
Foreign Exchange losses	(31,515)	24,157	55,672	176.7%	45,429
Change in the value of Investment Property	-	-	-	-	-
Non realized Gain (loss) on the fair value of hedging instruments	-	-	-	-	-
Gain (loss) for decrease in the non current assets account not available for
sale	989	203	(786)	(79.5%)	381
Gain (loss) on the sale of other assets and financial liabilities	844	-	(844)	(100.0%)	-
Participation in Gain (loss) of Investments	(597)	-	597	100.0%	-
Provisions	21,039	38,631	17,592	83.6%	72,648
Reversal of not used provision	7,112	6,053	(1,059)	(14.9%)	11,383
Provisions used	8,045	11,846	3,801	47.2%	22,277
Increase (decrease) on assets for deferred taxes	20,551	(10,003)	(30,554)	(148.7%)	(18,811)
Increase (decrease) on liabilities for deferred taxes	4,940	(8,439)	(13,379)	-	(15,870)
Other non monetary adjustments	(17,394)	(8,902)	8,492	48.8%	(16,741)
Total Non monetary adjustments:	153,528	258,344	104,816	68.3%	485,829
Increase (decrease) in non current assets and Disposal Groups
available for sale	1,710	-	(1,710)	(100.0%)	-
Increase (decrease) in inventory	(17,460)	(91)	17,369	99.5%	(171)
Increase (decrease) in sundry debtors and other accounts receivable	94,329	12,240	(82,089)	(87.0%)	23,018
Increase (decrease) in prepaid expenses	3,577	1,935	(1,642)	(45.9%)	3,638
Decrease (increase) in other assets	(84,389)	(41,887)	42,502	50.4%	(78,770)
Increase (decrease) in sundry creditors and other accounts payable	63,608	(205,962)	(269,570)	-	(387,321)
Increase (decrease) on deferred income	12,612	2,273	(10,339)	(82.0%)	4,275
Increase (decrease) on acruances	(3,212)	(3,570)	(358)	(11.1%)	(6,713)
Decreased (increase) in income tax payable	(165,860)	(187,144)	(21,284)	(12.8%)	(351,934)
Decreased (increase) in employee benefits	543	4,838	4,295	-	9,099
Decreased (increase) in other disbursements	(68,107)	(18,422)	49,685	73.0%	(34,643)
Changes in working capital	(158,183)	(380,183)	(222,000)	(140.3%)	(714,952)
Proceeds from Dividends classified as operational	-	255	255	-	480
Payments of Dividends classified as operational	3,014	12,269	9,255	-	23,073
Interest received	-	574	574	-	1,079
Interest paid	(162)	32,249	32,411	-	60,645
Income taxes received	-	792	792	-	1,490
Income taxes paid	10,330	36,493	26,163	-	68,627
Other gains (losses) from other operating activities	-	(225)	(225)	-	(423)
Cash generated by the operating activities	(13,182)	(79,615)	(66,433)	-	(149,720)

NET CASH FLOW FROM OPERATING ACTIVITIES	839,261	767,167	(72,095)	(8.6%)	1,442,695

Pg. 23

PRESS RELEASE First Half 2009

UNDER IFRS

Cont. Table 11

NET CASH FLOW FROM OPERATING ACTIVITIES	839,261	767,167	(72,095)	(8.6%)	1,442,695

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES					-

Proceeds from the sale of plant and equipment	(1,978)	5,139	7,117	-	9,664
Proceeds from the sale of intangible assets	-	756	756	-	1,422
Proceeds from the sale of investment property	7,555	-	(7,555)	(100.0%)	-
Proceeds from the sale of investment in associates	-	-	-	-	-
Other cash flows from investment activities	(4,328)	3,861	8,189	189.2%	7,262
Dividends received	2,296	4,572	2,276	99.1%	8,598
Interest received	638	1,878	1,240	194.3%	3,533
Acquisition of property, plant and equipment	352,745	339,876	(12,869)	(3.6%)	639,152
Payments for the acquisition of property, plant and equipment	-	92	92	-	173
Acquisition of pintangible assets	3,207	1,493	(1,714)	(53.4%)	2,808
Payments for the acquisition of associates	-	24,975	24,975	-	46,967
Provided loans to related companies	26,226	7,299	(18,927)	(72.2%)	13,726
Provided loans to non related companies	-	-	-	-	-
Other cash flows from investing activities	1,847	23,111	21,264	-	43,462

NET CASH FLOW FROM INVESTING ACTIVITIES	(379,875)	(380,639)	(765)	(0.2%)	(715,810)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES					-

Proceeds from loans	438,734	368,770	(69,964)	(15.9%)	693,490
Proceeds from the issue of other financial liabilities	10,682	38,107	27,425	-	71,662
Proceeds from other financial sources	19,537	21,310	1,773	9.1%	40,074
Repayment/ drawing of borrowings	459,506	373,659	(85,847)	(18.7%)	702,684
Repayment of finance lease liabilities	3,682	2,684	(998)	(27.1%)	5,047
Loans repayments to related companies	1,292	1,428	136	10.5%	2,685
Interest paid classified as financial	96,310	111,187	14,877	15.4%	209,093
Dividends paid	268,289	245,840	(22,449)	(8.4%)	462,314
Other cash flows from financing activities	(21,569)	(361,619)	(340,050)	-	(680,042)

NET CASH FLOW FROM FINANCING ACTIVITIES	(381,696)	(668,230)	(286,535)	(75.1%)	(1,256,638)

Net increase (decrease) in cash and cash equivalents	77,690	(281,702)	(359,392)	-	(529,753)

Effects of exchange rate fluctuations on cash held	35,830	(89,278)	(125,108)	-	(167,892)

Effects of consolidation adjustments on cash held	-	-	-	-	-

Cash and cash equivalents at begining of period	588,877	1,318,062	729,185	123.8%	2,478,678

Cash and cash equivalents at end of period	702,398	947,082	244,684	34.8%	1,781,033

The company generated a negative cash flow of Ch$281,702 million for the period, which can be broken down as follows:

Operating activities generated a positive net cash flow of Ch$767,167 million that represents a drop of 8.6% with respect to the same period of the previous year. This cash flow consists mainly of the income for the period.

Investment activities generated a net negative cash flow of Ch$380,639 million, that compared to the same period of the preceding year represents a 0.2% inferior cash flow or Ch$ 764 million. Basically, these payments represent the incorporation of fixed assets amounting to Ch$339,876 million, investments in related companies for Ch$24,975 million and other investment disbursements for Ch$30,410 million; the above was partially offset by the revenue from investments amounting to Ch$16,207 million.

Financing activities originated a negative cash flow of Ch$668,230 million, from loan repayments totaling Ch$373,659 million, dividend payments of Ch$245,840 million, interest payments of Ch$111,187 million, and other debt service payments totaling Ch$365,731 million. The above is offset in part by the acquisition of loans for Ch$368,770 million and bond positions for Ch$38,107 million as well as other financing sources amounting to Ch$21,310 million.

Pg. 24

PRESS RELEASE First Half 2009

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE

Table 13

	Interest Received			Dividends Received				Total Cash Received
	Millions Ch$		Thousand US$	Millions Ch$		Thousand US$	Millions Ch$		Thousand US$

	6M 08	6M 09	6M 09	6M 08	6M 09	6M 09	6M 08	6M 09	6M 09

Argentina	565	460	865	178	-	-	743	460	865
Peru	-	-	-	7,783	7,196	13,533	7,783	7,196	13,533
Brazil	-	6,309	11,864	28,724	16,282	30,619	28,724	22,591	42,483
Colombia	-	-	-	29,058	12,731	23,942	29,058	12,731	23,942
Chile	-	-		-	-		-	-	-

Total	565	6,769	12,729	65,743	36,209	68,093	66,308	42,978	80,823

Source: Internal Financial Report

CAPEX AND DEPRECIATION

Table 14

	Payments for Additions of Fixed assets			Depreciation

	Million Ch$		Thousand US$	Million Ch$		Thousand US$
Million Ch$	6M 08	6M 09	6M 09	6M 08	6M 09	6M 09

Endesa Chile	115,471	169,230	318,245	91,284	96,976	182,368
Cachoeira (*)	-	-	-	4,000	3,308	6,222
Endesa Fortaleza (**)	359	-	-	4,030	3,655	6,873
Cien (**)	-	379	713	7,815	9,441	17,755
Chilectra S.A.	28,084	15,602	29,341	9,125	9,815	18,458
Edesur S.A.	47,802	27,358	51,447	8,867	8,800	16,549
Edelnor S.A.	14,101	19,942	37,501	9,861	10,017	18,838
Ampla	59,614	38,110	71,667	24,169	23,494	44,181
Coelce	62,241	44,040	82,820	17,751	19,269	36,237
Codensa S.A.	19,902	22,460	42,237	27,584	26,873	50,537
Cam Ltda.	1,199	1,296	2,437	925	916	1,723
Inmobiliaria Manso de Velasco Ltda.	1,133	461	867	104	131	246
Synapsis Soluciones y Servicios Ltda.	2,115	931	1,751	1,514	1,389	2,612
Holding Enersis y sociedades de Inversión	724	66	(1,148)	479	561	1,056

Total	352,745	339,875	637,877	207,509	214,646	403,653

(*) Consolidated by Enersis through Endesa Brasil since October 1st , 2005.

Pg. 25

PRESS RELEASE First Half 2009

THE PRINCIPAL RISKS ASSOCIATED TO THE ACTIVITIES OF THE ENERSIS GROUP

The Group’s activities are subject to a broad range of governmental standards, and any modification of such standards may affect the Group’s activities, economic situation and operating results.

The Group’s operating subsidiaries are subject to a broad range of rules regarding tariffs and other issues that govern their activities, both in Chile and other countries in which we operate. As a result, the introduction of new laws and regulations, such as amendments to current laws and standards, could impact our activities, economic situation and operating results.

On occasion, these new laws and standards modify aspects of the regulations that can affect existing rights which, in such event, could have adverse effects on future Group accounts.

The Group’s activities are subject to broad environmental regulations that. Eventual modifications to these issues could affect activities, the economic situation and operating results.

Enersis and its operating subsidiaries are subject to environmental standards that, among others, require that environmental impact studies be carried out regarding future projects, together with the acquisition of licenses, permits and other mandatory approvals as well as compliance with all the requirements provided for in such licenses, permits and standards. As with any other regulated company, Enersis cannot guarantee:

  That the public authorities will approve such environmental impact studies;
  That public opposition will not lead to delays and modifications of any submitted project;
  That the laws and standards will not be amended or interpreted in such a way that could increase compliance expense or that operation, plants and plans of the companies in which the Group participates are affected.

The Group’s commercial policies have been planned so that eventual impacts arising from changes in hydrological conditions are reduced.

The Enersis Group’s operations include hydroelectric generation and therefore depend at all times on the existing hydrological conditions in the broad geographic zones in which the Group’s hydroelectric generating plants are located. If hydrological conditions produce drought or other conditions that negatively influence, the results of these hydroelectric generation activities, results could be adversely impacted. Thus Enersis has decided, as part of its commercial policy, not to commit its total capacity. Moreover, the electricity business has been impacted by atmospheric conditions that could condition consumption. Depending on the weather conditions, differences in the business margins can occur.

The financial situation and operating results can be impacted adversely if exposure to risks such as interest rates, the price of commodities and the exchange rate are not managed efficiently.

Pg. 26

PRESS RELEASE First Half 2009

Interest Rate Risk

Interest rate variations modify the reasonable value of those assets and liabilities that accrue a fixed interest rate, as well as the future flow of assets and liabilities pegged to a variable interest rate.

The purpose of interest rate exposure management is to achieve an adequate balance in debt structures, thereby minimizing debt costs with reduced volatility on financial results.

Consistent with current interest rate hedging policy, the portion of fixed and/or secured debt rate over the total net debt was 40% as of June 30th, 2009.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through contracted derivatives that mitigate these risks. The instruments currently used to comply with this policy are collars, that ensure the Libor rate within a specific band, or simply interest rate swaps that from variable to fixed rates.

The Enersis Group’s financial debt structure according to fixed, secured or variable rate, after contracted derivatives, is the following:

Net position:

	12/31/2008	06/30/2009
Fixed interest rate	46%	36%
Protected interest rate	3%	3%
Variable interest rate	51%	61%
Total	100%	100%

Exchange rate risks:

The exchange rate risks are mainly related to the following transactions:

  Foreign currency debts contracted by Group’s companies.
  Payments made on international markets for the acquisition of projects related materials.
  Group companies incomes directly linked to the evolution of the dollar.
  Cash flows from subsidiary companies to headquarters in Chile are exposed to exchange rate fluctuations.

In order to mitigate exchange rate risks, the Enersis Group’s exchange rate hedging policy is based on cash flows and it strives to maintain a balance between the flows indexed to United States dollar and the asset and liability levels in such currency.

Currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy strives to refinance debts in each company’s functional currency.

Pg. 27

PRESS RELEASE First Half 2009

Commodities Risks:

The Enersis Group is exposed to price fluctuation risks on some commodities, basically through:

  Fuel purchases for the electrical power generating process.
  Energy buying-selling transactions on local markets.

The company does not execute commodity derivates transactions aimed to managing fuel fluctuations.

With the objective of reducing risks in extreme drought situations, the company has designed a trading policy that defines sales commitment levels consistent with its generating plants’ sound energy capacity in a dry year and includes risk mitigation clauses in some contracts with non regulated clients.

Liquidity Risks:

In engaging committed long term borrowing facilities and short term financial investments the Group maintains a consistent liquidity policy, for the adequate amounts required to support projected needs for the period, contingent with the situation and the expectations of the debt and equity markets.

The aforementioned projected needs include net financial debt maturities that are after including financial derivatives. For further detail on the characteristics and conditions of these financial derivatives, see note 17 to the Consolidated Financial Statements.

As of June 30, 2009, the Enersis Group held liquidity in the amount of Ch$ 947,082 million in cash and cash equivalent and Ch$106,352 million in available credit lines. As of December 31, 2008, the Group’s liquidity totaling was Ch$1,318,062 million in cash and cash equivalent, and Ch$ 127,290 million in available credit lines.

Credit Risks

Given the current economic climate, the Group has been carefully following the credit risk standing.

  Trade Accounts Receivable:

Credit risk in accounts receivable, originating from trading activities, is historically very limited given that the short collection term conditions to customer doesn’t allows them to individually accumulate significant amounts. Additionally, in the case of the so called “unregulated clients” of our electricity generation and distribution business, a formal procedure is applied to control the credit risk, using a systematic evaluation of our counterparties, index definition and credit risk factors by virtue of which the contracts are approved or additional guarantee demands are defined.

Furthermore, in our electricity generating business line, in the event of non-payment, some countries allow power supply cut-offs, and in almost all contracts such lack of payment is established as cause for contract termination. To this end, credit risks are constantly monitored and the maximum amounts exposed to payment risks are measured, which, as has been said, are limited.

In turn, in our electricity distribution business line, the energy supply cut-off is, in all cases, a power held by our companies when faced with default by our customers, applied in accordance with the regulation in force in each country, enabling the credit risk evaluation and control process, which in fact is also limited.

Pg. 28

PRESS RELEASE First Half 2009

  Financial Assets:

Surplus cash flow investments are placed in prime national and foreign financial entities (with an investment grade equivalent risk rating) with established limits set for each entity (not more than 30% per entity).

In the selection of banks for investment, consideration is given to those that hold two investment grade classifications, considering the three main international risk agencies (Moody’s, S&P and Fitch).

Positions are backed up by treasury bonds from the country of operations and instruments issued by the most reputable banks, favoring, wherever possible, the first ones.

Derivatives are engaged through highly solvent entities such that about 90% of operations are carried out with entities that hold an A or higher rating.

Risk Measurement

The Enersis Group measures the Value at Risk of its debt and financial derivatives positions with a view to guaranteeing that the risk taken by the company remains consistent with the risk exposure defined by Management, thus restricting the volatility of its financial results.

The positions portfolio used in the calculations of the current Value at Risk is comprised of:

  Debt
  Financial Derivatives

The calculated Value at Risk represents the possible value loss of the aforementioned positions portfolio over one day time horizon with 95% probability. To this end the volatility of the risk variables that affect the value of the positions portfolio has been studied, including:

  The U.S. dollar Libor interest rate.
  The usual banking local indexes for debts, and taking into account the different currencies our companies operate under.
  The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation, using the Montecarlo methods, is based on generating possible future scenarios (on a one-day time horizon) of the risk variables of the market values (both spot and timed). The number of scenarios generated ensures observance of the simulation’s convergence criteria. In the simulated scenarios of future prices the volatilities matrix and the correlations between the different risk variables calculated on historic price logarithmic returns are applied.

Once the price scenarios have been generated, the portfolio’s reasonable value is calculated for each one of the scenarios, generating an allotment of possible one-day values. The one-day Risk Value, calculated with a 95% of confidence, is rated as a 5% percentile of the possible increases of the portfolio’s reasonable value for one day.

The valuation of the diverse debt and financial derivative positions in the calculation has been consistent with the economic equity calculation method reported to Management.

Pg. 29

PRESS RELEASE First Half 2009

In view of the aforementioned hypothesis, the Value at Risk of the positions mentioned above, broken down by type of position, is detailed in the following table:

	31/12/2008	30/06/2009
Financial positions:	Th Ch$	Th Ch$
Interest rates	19,684,705	25,314,568
Exchange rates	4,093,964	3,994,034
Correlations	(4,547,152)	(3,994,034)
Total	19,231,517	25,314,568

Value at Risk positions have evolved during the 1st semester of 2009, as a function of the expiration/initiation of operations throughout the period.

Other Risks

A portion of Enersis and Endesa Chile’s debt is subject to cross default provisions. If certain defaults in debt of certain specific subsidiaries are not remedied within specified grace periods, a cross default could affect Endesa Chile and Enersis, and under certain scenarios, debts at the holding company level could be accelerated.

Nonpayment – after any applicable grace period – of the debts of Enersis and Endesa Chile, or their so-called Relevant Subsidiaries, with an individual principal amount outstanding in excess of fifty million dollars (or its equivalent in other currencies), and with a missed payment also in excess of fifty million dollars, could give rise to a cross default of several bank revolving debt facilities at the Endesa Chile and Enersis levels. Furthermore, some of these debt facilities are also subject to cross acceleration provisions in the event of a default in other Relevant Subsidiary debt, for reasons other than payment default, for events such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of fifty million dollars.

Similarly, nonpayment – after any given applicable grace period - of the debts of these companies or any of their Chilean subsidiaries, in single indebtedness in default with a principal in excess of thirty million dollars, could potentially give rise to a cross default of Enersis and Endesa Chile Yankee bonds. After an amendment to the Yankee Bond Indentures executed on July 24, 2009, no subsidiary outside Chile can trigger the cross default and bankruptcy/insolvency clauses of the Yankee Indentures.

Pg. 30

PRESS RELEASE First Half 2009

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

Regarding the more important assets, the following should be mentioned:

Properties, Plants and Equipment are valued at their purchase cost, net of the corresponding accumulated depreciation and impairment loss they have been subject to. Properties, Plants and Equipment, net of their residual value, if applicable, are depreciated by linearly distributing the cost of their different elements along the estimated years of useful life, which is the period that the companies expect to use them. The useful life is reviewed regularly.

The capital gain (lower investments or goodwill value) generated by consolidation represents the acquisition cost surplus on the Group’s share in terms of the reasonable value of assets and liabilities, including the identifiable contingent liabilities of a Subsidiary at the time of acquisition. Capital gain is not amortized, rather at the closing of each accounting period an assessment is made of whether any impairment has occurred during the period that could reduce its recoverable value to an amount below the registered net cost, proceeding in this event to make a timely impairment adjustment (See Note 3.d to the Consolidated Financial Statements).

Throughout the fiscal year and in particular at the date of closing, an assessment is made as to any indication of possible loss due to the impairment of any asset. In the event of any such indication, an estimate of the recoverable sum of said asset is made to determine, if applicable, the depreciated amount. If this involves identifiable assets that do not originate independent cash flows, the recoverability of the Cash Generating Unit that the asset belongs to is estimated, understanding as such the smaller Group of identifiable assets that generate independent cash incomes. As a result of this assessment, it has been determined that there is no impairment associated to businesses acquired, with the exception of the investment of our joint subsidiary Gas Atacama Holding Ltda., whose proof of depreciation determined that during 2007 the value recovered from said investment was in fact lower than its book value, thereby making provision for such.

Assets expressed in foreign currency are submitted at the prevalent exchange rate at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long term maturities. These operations are adjusted according to prevalent market equity conditions.

In summary, assets are valued according to the International Financial Reporting Standards, whose criteria are expressed in Note 3 of the Consolidated Financial Statements.

Pg. 31

PRESS RELEASE First Half 2009

ARGENTINA

GENERATION

ENDESA COSTANERA

Operating Income amounted to Ch$6,722 million, a drop of 60.2% versus the same period of the preceding year. While physical sales increased by 8.9% over the first semester, the drop in average prices led to a 9.2% decrease in operating revenues. In comparing both periods, operating costs declined 5%, mainly explained by lower fuel consumption due to increased gas availability.

Table 15

Endesa Costanera	Million Ch$				Thousand US$

	6M 08	6M 09	Var 08-09	Chg %	6M 09

Operating Revenues	143,323	130,155	(13,168)	(9.2%)	244,762
Operating Costs	(110,160)	(104,224)	5,937	5.4%	(195,998)
Gross Profit	33,163	25,931	(7,232)	(21.8%)	48,765
Other Costs	(7,419)	(9,268)	(1,849)	(24.9%)	(17,430)

Gross Operating Income (EBITDA)	25,744	16,663	(9,081)	(35.3%)	31,335

Depreciation and Amortization	(8,846)	(9,941)	(1,095)	(12.4%)	(18,694)

Operating Income	16,898	6,722	(10,176)	(60.2%)	12,641

Figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 16

Endesa Costanera	6M 08	6M 09	Var 08-09	Chg %

GWh Produced	4,639	5,028	389	8.4%
GWh Sold	4,639	5,052	413	8.9%
Market Share	8.8%	9.7%	-	10.7%

Pg. 32

PRESS RELEASE First Half 2009

EL CHOCÓN

Chocón showed improved dam levels at the onset of this year, thereby providing improved water availability. This led to an increase in operating income that totaled Ch$16,727 million as of June, 2009, resulting from a 64.1% growth in physical sales compared to the first semester of the previous year.

Table 17

El Chocón	Million Ch$				Thousand US$

	6M 08	6M 09	Var 08-09	Chg %	6M 09

Operating Revenues	20,708	30,720	10,012	48.4%	57,771
Operating Costs	(9,713)	(9,705)	8	0.1%	(18,251)
Gross Profit	10,994	21,015	10,021	91.1%	39,521
Other Costs	(1,999)	(2,467)	(468)	(23.4%)	(4,639)

Gross Operating Income (EBITDA)	8,996	18,549	9,553	106.2%	34,881

Depreciation and Amortization	(1,759)	(1,821)	(62)	(3.5%)	(3,425)

Operating Income	7,237	16,727	9,491	131.1%	31,457

Figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 18

El Chocón	6M 08	6M 09	Var 08-09	Chg %

GWh Produced	701	1,533	833	118.8%
GWh Sold	1,067	1,750	684	64.1%
Market Share	2.0%	3.4%	-	66.7%

Pg. 33

PRESS RELEASE First Half 2009

DISTRIBUTION

EDESUR

Our subsidiary Edesur showed an increase in operating income of Ch$995 million, going from Ch$23,678 million as of June, 2008 to Ch$24,673 million for the current period. This is mainly due to an increase in average sales prices, partially offset by an increase in energy purchases, an increase in operating and maintenance expense, as well as personnel costs. Physical sales dropped 1.0%, totaling 7,970 GWh for the period ending June, 2009. Energy losses declined to a 10.5% (as of June 2008, these were at 10.8%) and the number of customers increased in 37 thousand, totaling 2.3 million.

Table 19

Edesur	Million Ch$				Thousand US$

	6M 08	6M 09	Var 08-09	Chg %	6M 09

Operating Revenues	162.778	182.538	19.760	12,1%	343.271
Operating Costs	(81.078)	(87.188)	(6.110)	(7,5%)	(163.962)
Gross Profit	81.700	95.350	13.650	16,7%	179.310
Other Costs	(49.155)	(61.877)	(12.722)	(25,9%)	(116.362)

Gross Operating Income (EBITDA)	32.545	33.473	928	2,9%	62.948

Depreciation and Amortization	(8.867)	(8.800)	67	0,8%	(16.549)

Operating Income	23.678	24.673	995	4,2%	46.399

Figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 20

Edesur	6M 08	6M 09	Var 08-09	Chg %

Customers (Th)	2,244	2,281	37	1.7%
GWh Sold	8,047	7,970	(77)	(1.0%)
Clients/Employee	851	861	10	1.2%
Energy Losses %	10.8%	10.5%	(0.3%)	(2.5%)

Pg. 34

PRESS RELEASE First Half 2009

BRAZIL

GENERATION

CACHOEIRA

Operating Income from our subsidiary Cachoeira decreased Ch$51,132 million going from Ch$76,298 million in the first semester of 2008 to Ch$25,166 million at June 30, 2009. This drop is an outcome of the drop in market sales prices, which at the preceding year had been very high, as well as lower energy sales which in this semester totaled 1,712 GWh (2,134 GWh in June 2008). The conversion effect on these financial statements from the Brazilian Real to the Chilean Peso, in both periods, produced a drop, in pesos, of 13.8% as of June 2009, versus June 2008.

Table 21

Cachoeira	Million Ch$				Thousand US$

	6M 08	6M 09	Var 08-09	Chg %	6M 09

Operating Revenues	94,787	42,622	(52,165)	(55.0%)	80,153
Operating Costs	(11,247)	(10,587)	661	5.9%	(19,909)
Gross Profit	83,540	32,036	(51,504)	(61.7%)	60,244
Other Costs	(3,212)	(3,548)	(336)	(10.5%)	(6,672)

Gross Operating Income (EBITDA)	80,328	28,488	(51,840)	(64.5%)	53,573

Depreciation and Amortization	(4,030)	(3,322)	708	17.6%	(6,248)

Operating Income	76,298	25,166	(51,132)	(67.0%)	47,325

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 22

Cachoeira	6M 08	6M 09	Var 08-09	Chg %

GWh Produced	1,532	1,325	(207)	(13.5%)
GWh Sold	2,134	1,712	(421)	(19.8%)
Market Share	1.0%	0.9%	-	(8.3%)

FORTALEZA (CGTF)

Operating Income amounted Ch$18,544 million, indicating an increase of Ch$5,213 million over the year 2008 when the operating income totaled Ch$13.331 million. This increase is mainly due to lower energy purchasing costs for the period, resulting from the drop in market purchase prices with respect to the same period of the preceding year, and partially offset by the increase in purchase quantities that ranged from 1,272 GWh the previous year to a current 1,558 GWh. Physical sales totaled 1,651 GWh as of June, 2009 (1,338 GWh for 2008). The conversion effect on these financial statements from the Brazilian Real to the Chilean Peso, in both periods, produced a drop, in pesos, of 13.8% as of June 2009, versus June 2008.

Pg. 35

PRESS RELEASE First Half 2009

Table 23

Fortaleza	Million Ch$				Thousand US$

	6M 08	6M 09	Var 08-09	Chg %	6M 09

Operating Revenues	61,695	62,659	964	1.6%	117,833
Operating Costs	(40,303)	(35,519)	4,784	11.9%	(66,795)
Gross Profit	21,392	27,140	5,748	26.9%	51,038
Other Costs	(4,030)	(4,941)	(911)	(22.6%)	(9,292)

Gross Operating Income (EBITDA)	17,361	22,199	4,837	27.9%	41,745

Depreciation and Amortization	(4,030)	(3,655)	376	9.3%	(6,873)

Operating Income	13,331	18,544	5,213	39.1%	34,872

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 24

Fortaleza	6M 08	6M 09	Var 08-09	Chg %

GWh Produced	81	95	14	17,5%
GWh Sold	1.338	1.651	313	23,4%
Market Share	0,7%	0,9%	-	28,7%

TRANSMISSION

CIEN

Operating Income as of June 2009 totaled Ch$35,781 million, which is Ch$27,498 million over the June, 2008 figure which was recorded at Ch$8,283 million. During the 2009 period, the company exported energy to Uruguay and Argentina, initiating this activity in the month of February unlike the preceding year when exports to Argentina only started in April. The conversion effect on these financial statements from the Brazilian Real to the Chilean Peso, in both periods, produces a drop, in pesos, of 13.8% as of June 2009, versus June 2008.

Table 25

Cien	Million Ch$				Thousand US$

	6M 08	6M 09	Var 08-09	Chg %	6M 09

Operating Revenues	23,816	51,798	27,982	117.5%	97,408
Operating Costs	(2,538)	(1,212)	1,326	52.2%	(2,280)
Gross Profit	21,278	50,586	29,308	137.7%	95,129
Other Costs	(5,145)	(5,340)	(194)	(3.8%)	(10,041)

Gross Operating Income (EBITDA)	16,132	45,246	29,114	180.5%	85,088

Depreciation and Amortization	(7,849)	(9,465)	(1,616)	(20.6%)	(17,799)

Operating Income	8,283	35,781	27,498	332.0%	67,289

Figures may differ from those accounted under Brazilian GAAP.

Pg. 36

PRESS RELEASE First Half 2009

Additional Information

DISTRIBUTION

AMPLA

Operating Income amounted to Ch$76,273 million which, compared to the same period of the preceding year, represents a drop of 13.1% or Ch$11,464 million. This result is due mainly to a lower energy purchase-sales margin resulting from a lower average sales price, partially offset by a 1.4% increase in physical sales amounting 4,660 GWh over the current period. Energy losses remained stable at 20.6% . The number of Ampla customers increased by 64 thousand, totaling 2.5 million. The conversion effect on these financial statements from the Brazilian Real to the Chilean Peso, in both periods, produced a drop, in pesos, of 13.8% as of June 2009, versus June 2008.

Table 26

Ampla	Million Ch$				Thousand US$

	6M 08	6M 09	Var 08-09	Chg %	6M 09

Operating Revenues	450.156	428.004	(22.152)	(4,9%)	804.883
Operating Costs	(277.162)	(258.920)	18.242	6,6%	(486.911)
Gross Profit	172.994	169.084	(3.910)	(2,3%)	317.971
Other Costs	(60.765)	(68.298)	(7.533)	(12,4%)	(128.437)

Gross Operating Income (EBITDA)	112.229	100.787	(11.442)	(10,2%)	189.534

Depreciation and Amortization	(24.492)	(24.514)	(22)	(0,1%)	(46.100)

Operating Income	87.737	76.273	(11.464)	(13,1%)	143.435

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 27

Ampla	6M 08	6M 09	Var 08-09	Chg %

Customers (Th)	2,430	2,493	64	2.6%
GWh Sold	4,597	4,660	62	1.4%
Clients/Employee	1,783	1,953	170	9.5%
Energy Losses %	20.6%	20.6%	0.0%	0.2%

Pg. 37

PRESS RELEASE First Half 2009

COELCE

Operating Income decreased by Ch$5,726 million, amounting to Ch$63,823 million for the current period. This cut in operating income is mainly due to a lower energy purchase-sales margin during the current period and greater toll costs, partially offset by an increase in physical sales of 3.6%, amounting to 3,695 GWh, and a drop in energy losses that went from 12.0% in June, 2008 to 11.6% in June, 2009. The number of customers totaled 2.9 million, representing an increase of 146 thousand in terms of the same period of 2008, or 5.3% . The conversion effect on these financial statements from the Brazilian Real to the Chilean Peso, in both periods, produced a drop, in pesos, of 13.8% as of June 2009, versus June 2008.

Table 28

Coelce	Million Ch$				Thousand US$

	6M 08	6M 09	Var 08-09	Chg %	6M 09

Operating Revenues	305.322	297.441	(7.881)	(2,6%)	559.352
Operating Costs	(173.204)	(170.341)	2.863	1,7%	(320.334)
Gross Profit	132.118	127.100	(5.018)	(3,8%)	239.018
Other Costs	(44.041)	(43.507)	533	1,2%	(81.817)

Gross Operating Income (EBITDA)	88.078	83.593	(4.485)	(5,1%)	157.200

Depreciation and Amortization	(18.529)	(19.770)	(1.242)	(6,7%)	(37.179)

Operating Income	69.549	63.823	(5.726)	(8,2%)	120.021

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 29

Coelce	6M 08	6M 09	Var 08-09	Chg %

Customers (Th)	2,756	2,903	146	5.3%
GWh Sold	3,567	3,695	128	3.6%
Clients/Employee	2,179	2,262	83	3.8%
Energy Losses %	12.0%	11.6%	(0.4%)	(3.0%)

Pg. 38

PRESS RELEASE First Half 2009

CHILE

GENERATION

ENDESA CHILE

Consolidated Income Statement of Endesa Chile

Table 30

Endesa Chile	Million Ch$				Thousand US$

	6M 08	6M 09	Var 08-09	Chg %	6M 09

Operating Revenues	1,200,293	1,260,985	60,692	5.1%	2,371,341
Operating Costs	(687,937)	(530,212)	157,725	22.9%	(997,089)
Gross Profit	512,356	730,772	218,417	42.6%	1,374,252
Other Costs	(75,226)	(85,632)	(10,406)	(13.8%)	(161,035)

Gross Operating Income (EBITDA)	437,130	645,140	208,011	47.6%	1,213,217

Depreciations and Amortizations	(93,346)	(98,675)	(5,330)	(5.7%)	(185,563)

Operating Income	343,784	546,465	202,681	59.0%	1,027,654

Financial Result	(62,964)	(98,750)	(35,786)	(56.8%)	(185,704)
Interest Income	14,838	17,100	2,262	15.2%	32,157
Interest Expenses	(95,630)	(99,145)	(3,515)	(3.7%)	(186,446)
Income for Readjustment Items	(5,053)	9,657	14,710	291.1%	18,160
Exchange gains (losses)	22,881	(26,362)	(49,244)	(215.2%)	(49,576)
Positive	28,046	12,762	(15,284)	(54.5%)	24,000
Negative	(5,165)	(39,125)	(33,960)	(657.5%)	(73,576)
Net Income from financial Items	(97,178)	(97,178)	-	0.0%	(183)
Share of profit of associates	49,878	43,697	(6,181)	(12.4%)	82,175
Income from Other Investments	43	-	(43)	(100.0%)	-
Income from asset sales	(205)	(16)	190	92.4%	(29)

Net Income before Taxes	330,536	491,397	160,860	48.7%	924,095

Income Tax	(68,189)	(83,111)	(14,922)	(21.9%)	(156,294)

Net Income before gains (losses) from discounted
operations, net from taxes	262,348	408,286	145,938	55.6%	767,801

NET INCOME	262,348	408,286	145,938	55.6%	767,801

Parent Company	201,503	331,237	129,735	64.4%	622,908

Minority Holders	60,845	77,048	16,203	26.6%	144,893

*Includes generation subsidiaries in Chile, Argentina, Colombia and Peru.

Chilean Operations

The operating income in Chile amounted Ch$342,138 million, increasing an 87.2% over the Ch$182,785 million figure recorded in the same period of 2008. This growth is mainly explained by the 32.0% drop in operating costs, resulting from lower energy purchases, that amount to Ch$48,942, as well as by lower fuel consumption, in the order of Ch$108,443, product of improved hydrology throughout the period that lead to less petroleum based thermal generation at lower prices than the previous period. Operating Revenues increased by 2.0% due to higher sales volume, particularly with regard to the energy sold on the spot market that increased by 57%. Production rise 5.3% versus the same period of the preceding year, amounting to 10,375 GWh over the first semester of 2009. The EBITDA of the business in Chile, or its gross operating income, totaled Ch$390,904 million as of June, 2009 compared to Ch$227,186 million at June 2008.

Pg. 39

PRESS RELEASE First Half 2009

Table 31

Chilean Operations	Million Ch$				Thousand US$

	6M 08	6M 09	Var 08-09	Chg %	6M 09

Operating Revenues	724,409	738,907	14,498	2.0%	1,389,549
Operating Costs	(465,906)	(316,987)	148,919	32.0%	(596,109)
Gross Profit	258,503	421,920	163,416	63.2%	793,440
Other Costs	(31,318)	(31,015)	302	1.0%	(58,326)

Gross Operating Income (EBITDA)	227,186	390,904	163,718	72.1%	735,114

Depreciation and Amortization	(44,401)	(48,767)	(4,366)	(9.8%)	(91,708)

Operating Income	182,785	342,138	159,353	87.2%	643,406

Additional Information

Table 32

Chilean Companies	6M 08	6M 09	Var 08-09	Chg %

GWh Produced	9,850	10,375	525	5.3%
GWh Sold	10,068	10,515	448	4.4%
Market Share	38.2%	39.9%	-	4.5%

DISTRIBUTION

CHILECTRA

Our Chilean subsidiary, Chilectra, showed an operating income of Ch$73,858 million representing a decrease of Ch$1,731 million, or a 2.3%, compared to the same period of the previous year. This was mainly due to a 1.2% drop in physical energy sales amounting to 6,175 GWh as of June, 2009 and a lower VAD index as a result of the November 2008 tariff setting.

Pg. 40

PRESS RELEASE First Half 2009

Table 33

Chilectra	Million Ch$				Thousand US$

	6M 08	6M 09	Var 08-09	Chg %	6M 09

Operating Revenues	501,828	579,638	77,810	15.5%	1,090,036
Operating Costs	(377,726)	(453,064)	(75,338)	(19.9%)	(852,008)
Gross Profit	124,102	126,574	2,471	2.0%	238,028
Other Costs	(38,808)	(41,554)	(2,747)	(7.1%)	(78,145)

Gross Operating Income (EBITDA)	85,295	85,019	(276)	(0.3%)	159,882

Depreciation and Amortization	(9,706)	(11,162)	(1,456)	(15.0%)	(20,990)

Operating Income	75,589	73,858	(1,731)	(2.3%)	138,893

Financial Result	(5,013)	(4,299)	713	14.2%	(8,085)
Interest Income	5,131	4,667	(464)	(9.0%)	8,776
Interest Expense	(9,587)	(9,082)	506	5.3%	(17,078)
Income for Readjustment items	(2,339)	(583)	1,756	75.1%	(1,096)
Exchange gains (losses)	1,783	698	(1,084)	(60.8%)	1,314
Positive	11,656	1,502	(10,155)	(87.1%)	2,824
Negative	(9,873)	(803)	9,070	91.9%	(1,510)
Share of profit of associates	41,358	37,586	(3,773)	(9.1%)	70,682
Income from Other Investments	-	759	759	-	1,426
Income from assets sales	-	(330)	(330)	-	(620)

Net Income before Taxes	111,934	107,573	(4,362)	(3.9%)	202,296

Income Tax	(8,360)	(7,409)	951	11.4%	(13,933)

Net Income before gains (losses) from	103,574	100,164	(3,411)	(3.3%)	188,363
discounted operations, net from taxes

NET INCOME	103,574	100,164	(3,411)	(3.3%)	188,363

Parent Company	100,748	98,890	(1,858)	(1.8%)	185,967

Minority Holders	2,827	1,274	(1,553)	(54.9%)	2,396

Additional Information

Table 34

Chilectra	6M 08	6M 09	Var 08-09	Chg %

Customers (Th)	1,509	1,559	50	3.3%
GWh Sold	6,249	6,175	(75)	(1.2%)
Clients/Employee	2,056	2,141	85	4.1%
Energy Losses %	6.2%	5.9%	(0.3%)	(4.1%)

Pg. 41

PRESS RELEASE First Half 2009

COLOMBIA

GENERATION

EMGESA

Operating Income amounted to Ch$128,778 million as of June, 2009, an 18.0% higher than the same period in 2008. This growth in income is accounted for mainly by a 13.1% increase in operating revenues for the first semester of 2009 due to a 6.3% rise in physical sales volume as well as higher average sales prices. These higher average prices during the first semester of 2009 are a product of diminished hydrology in the current period versus the preceding year. Operating Expenditures increased by 7.6% mainly due to greater energy purchasing and a higher level of fuel consumption. Emgesa’s EBITDA, or gross operating income, increased by 14.7% as of June 2009, amounting to Ch$146,504 million. The conversion effect on these financial statements from the Colombian Peso to the Chilean Peso, in both periods, produced a drop, in pesos, of 11.7% as of June 2009, versus June 2008.

Table 35

Emgesa	Million Ch$				Thousand US$

	6M 08	6M 09	Var 08-09	Chg %	6M 09

Operating Revenues	207,355	234,471	27,116	13.1%	440,933
Operating Costs	(65,749)	(72,061)	(6,313)	(9.6%)	(135,515)
Gross Profit	141,606	162,409	20,803	14.7%	305,418
Other Costs	(13,876)	(15,905)	(2,029)	(14.6%)	(29,911)

Gross Operating Income (EBITDA)	127,730	146,504	18,774	14.7%	275,507

Depreciation and Amortization	(18,633)	(17,726)	907	4.9%	(33,335)

Operating Income	109,097	128,778	19,681	18.0%	242,173

* Please notice that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 36

Emgesa	6M 08	6M 09	Var 08-09	Chg %

GWh Produced	6,004	6,634	629	10.5%
GWh Sold	7,891	8,391	500	6.3%
Market Share	21.7%	21.2%	-	(2.7%)

Pg. 42

PRESS RELEASE First Half 2009

DISTRIBUTION

CODENSA

Operating Income amounted to Ch$98,430 million as of June, 2009, representing a decline of Ch$3,811 million or a 3.7% decrease compared to the same period of the previous year. This decline is mainly due to a lower energy purchase-sales margin for the period and also to a 0.5% decrease in energy sales, amounting to 5,812 GWh and a 1.5% increase in energy losses that went from 8.1% as of June, 2008 to 8.2% at the end of the current period. The number of customers increased by 80 thousand, totaling 2.3 million as of June, 2009. The conversion effect on these financial statements from the Colombian Peso to the Chilean Peso, in both periods, produced a drop, in pesos, of 11.7% as of June 2009, versus June 2008.

Table 37

Codensa	Million Ch$				Thousand US$

	6M 08	6M 09	Var 08-09	Chg %	6M 09

Operating Revenues	345.265	354.228	8.963	2,6%	666.142
Operating Costs	(170.977)	(183.895)	(12.918)	(7,6%)	(345.823)
Gross Profit	174.288	170.333	(3.955)	(2,3%)	320.319
Other Costs	(43.345)	(43.994)	(649)	(1,5%)	(82.733)

Gross Operating Income (EBITDA)	130.943	126.339	(4.604)	(3,5%)	237.586

Depreciation and Amortization	(28.702)	(27.909)	793	2,8%	(52.485)

Operating Income	102.241	98.430	(3.811)	(3,7%)	185.102

* Please notice that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 38

Codensa	6M 08	6M 09	Var 08-09	Chg %

Customers (Th)	2,245	2,325	80	3.6%
GWh Sold	5,842	5,812	(30)	(0.5%)
Clients/Employee	2,373	2,473	100	4.2%
Energy Losses %	8.1%	8.2%	0.1%	1.5%

Pg. 43

PRESS RELEASE First Half 2009

PERU

GENERATION

EDEGEL

Operating Income increases was recorded at Ch$48.029 million, representing an increase of Ch$24,615 million over June 2008, the equivalent of 105.1% . The aforementioned is explained by an increase of 2.4% in energy sales resulting from a higher hydraulic delivery due to increased hydrological levels, while the average prices during the first semester of 2009 remained stable compared with same period of 2008. In turn, operating costs reflected a drop of 25.2% as of June 2009, as a result of lower fuel consumption due to increased hydraulic production. Edegel’s EBITDA amounted to Ch$67,023 million accumulated as of June 2009 compared to an accumulated figure of Ch$41,468 for the period ending June, 2008.

Table 39

Edegel	Million Ch$				Thousand US$

	6M 08	6M 09	Var 08-09	Chg %	6M 09

Operating Revenues	90,063	109,726	19,663	21.8%	206,346
Operating Costs	(36,401)	(27,233)	9,168	25.2%	(51,213)
Gross Profit	53,662	82,493	28,831	53.7%	155,132
Other Costs	(12,194)	(15,471)	(3,276)	(26.9%)	(29,093)

Gross Operating Income (EBITDA)	41,468	67,023	25,555	61.6%	126,039

Depreciation and Amortization	(18,054)	(18,993)	(939)	(5.2%)	(35,718)

Operating Income	23,414	48,029	24,615	105.1%	90,321

* Please notice that these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 40

Edegel	6M 08	6M 09	Var 08-09	Chg %

GWh Produced	4,119	4,301	182	4.4%
GWh Sold	4,194	4,295	101	2.4%
Market Share	31.5%	32.1%	-	1.8%

Pg. 44

PRESS RELEASE First Half 2009

DISTRIBUTION

EDELNOR

Our subsidiary Edelnor showed an operating income of Ch$32,674 million, Ch$5,100 million higher than the figure for the same period of the preceding year when it amounted to Ch$27,574 million. This is mainly due to greater energy demand and greater purchase-sales margins. The increase in demand, especially the growth in sales to regulated customers, contributed to improve unit sales margin. Physical sales energy increased by 2.1% amounting to 2,836 GWh, for the period. The number of customers grew by 38 thousand clients, totaling 1 million. Energy losses reached to 8.1% versus the 8.2% for the same period of the previous year.

Table 41

Edelnor	Million Ch$				Thousand US$

	6M 08	6M 09	Var 08-09	Chg %	6M 09

Operating Revenues	125.792	153.805	28.013	22,3%	289.238
Operating Costs	(72.629)	(94.182)	(21.552)	(29,7%)	(177.113)
Gross Profit	53.163	59.624	6.460	12,2%	112.125
Other Costs	(15.130)	(16.493)	(1.363)	(9,0%)	(31.017)

Gross Operating Income (EBITDA)	38.033	43.130	5.097	13,4%	81.108

Depreciation and Amortization	(10.459)	(10.456)	3	0,0%	(19.663)

Operating Income	27.574	32.674	5.100	18,5%	61.446

* Please notice that these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 42

Edelnor	6M 08	6M 09	Var 08-09	Chg %

Customers (Th)	1,006	1,044	38	3.8%
GWh Sold	2,777	2,836	59	2.1%
Clients/Employee	1,787	1,703	(84)	(4.7%)
Energy Losses %	8.2%	8.1%	(0.1%)	(1.2%)

Pg. 45

PRESS RELEASE First Half 2009

CONFERENCE CALL INVITATION

Enersis is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Thursday, July 30th, 2009, 12:00 noon Eastern Time (12:00 noon Chilean Time). There will be a question and answer session following management's comments. Representing ENERSIS will be Mr. Alfredo Ergas, Chief Financial Officer, Mr. Ricardo Alvial, Investment & Risks Director and Ms. Susana Rey, Head of Investor Relations.

To participate, please dial +1 (617) 213-4864 or +1 (888) 713-4211 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 51767592

To access the phone replay, please dial +1 (617) 801-6888 or +1 (888) 286-8010 (toll free USA) Passcode ID: 99811022.

For this Conference Call you can access before to the pre-registration site at https://www.theconferencingservice.com/prereg/key.process?key=PTA4XCUT9 and make your registration quicker. If not, please connect approximately 15 minutes prior to the scheduled start time. You can also access to the live conference call and its replay through our website at http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=83615&eventID=2319356.

Pg. 46

PRESS RELEASE First Half 2009

CONTACT INFORMATION

For further information, please contact us:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Carmen Poblete	Denisse Labarca	Bárbara López	Cristián Del Sante
Shares Department	Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative	Representative
cpt@e.enersis.cl	dla@e.enersis.cl	bllf@e.enersis.cl	cdb@e.enersis.cl
56 (2) 353 4447	56 (2) 353 4492	56 (2) 353 4552	56 (2) 353 4555

María Luz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
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Title: Chief Executive Officer

Date: July 30, 2009